UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ________)*

CEN BIOTECH, INC.

(Name of Issuer)

Common Stock
(Title of Class of Securities)

15130L104
(CUSIP Number)

Richard Boswell,

300-3295 Quality Way, Windsor, Ontario, Canada N8T 3R9(519) 419-4958

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 30, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 15130L104	13D	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Richard Boswell
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 6,000,000
	8.	SHARED VOTING POWER 00,000
	9.	SOLE DISPOSITIVE POWER 6,000,000
	10.	SHARED DISPOSITIVE POWER 00,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,000,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.31%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 15130L104	13D	Page 3 of 5 Pages

Item 1.  Security and Issuer.

This statement relates to the shares of common stock of Cen Biotech, Inc. (the “Issuer”) with its principal office located at 300-3295 Quality Way, Windsor, Ontario, Canada N8T 3R9.

Item 2.  Identity and Background.

The name of the person filing this statement Richard Boswell (the “Reporting Person”). The Reporting Person is a U.S. Citizen. The Reporting Persons’ present principal occupation is the Senior Executive Vice President and a member of the Board of Directors of the Issuer. The principal business address of the Reporting Person is c/o the Issuer at 300-3295 Quality Way, Windsor, Ontario, Canada N8T 3R9. During the last five years, the Reporting Person has been convicted in any criminal proceedings. During the last five years, the Reporting Person has not been convicted in any criminal proceedings. During the last five years, the Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source or Amount of Funds or Other Consideration.

4,520,000 shares of common stock of the Issuer were granted by the Issuer on November 30, 2017 to the Reporting Person pursuant to two restricted stock agreements pursuant to the Issuer’s 2017 Equity Compensation Plan (the “2017 Plan). The 2017 Plan and the issuance was approved by the Issuer’s full board of directors. The source of funds used in purchasing the 4,520,000 shares of common stock of the issuer was the Reporting Person’s personal funds.

Subsequently, the Issuer entered into a spin-off transaction with its parent-company, Creative Edge Nutrition, Inc. ("Creative") in order to separate Creative's specialty pharmaceutical business into a separate company (the “Spin Off”). To this end, Creative transferred substantially all of the assets and liabilities of the planned specialty pharmaceutical business to the Issuer and effected a distribution (a “Spin Off Distribution”) of the Issuer’s common stock to Creative shareholders on February 29, 2016. On same date, 8,571 shares of common stock of the Issuer were issued to the Reporting Person in exchange for Reporting Person’s holdings in Creative, of which was a Reporting Person was a shareholder at the time of the Spin Off Distribution. As such, the consideration for the issuance of these 8,571 shares issued to the Reporting Person was related to the spin-off transaction described above. The shares of Creative acquired by the Reporting Person which were then exchanged for the shares of the Issuer in the Spin Off were issued by Creative as compensation for services provided by the Reporting Person to Creative.

On April 2, 2021, the Issuer entered into an Restricted Stock Award with the Reporting Person, pursuant to which Reporting Person was granted 2,185,679 shares of the Issuer’s common stock under the Issuer’s 2021 Equity Compensation Plan, which vested immediately on same date.

Item 4.  Purpose of Transaction.

The 4,520,000 shares of common stock held by the Reporting Person which were acquired on November 30, 2017, pursuant to two restricted stock agreements pursuant to the Issuer’s 2017 Plan with the purpose of compensating the Reporting Person thereunder.

The shares of Creative acquired by the Reporting Person were issued as compensation to Reporting Person for Reporting Person’s services to Creative, which were then exchanged for 8,571 the shares of the Issuer in the Spin Off Distribution.

The 2,185,679 shares of common stock of the Issuer held by the Reporting Person which were acquired on April 2, 2021 issued pursuant to the Issuer’s 2021 Equity Compensation Plan were issued to Reporting Person as compensation for Reporting Person’s services to the Issuer.

CUSIP No. 15130L104	13D	Page 4 of 5 Pages

Item 5.  Interest in Securities of the Issuer.

The Reporting Person beneficially owns 6,000,000 shares of the Issuer’s common stock which represents approximately 14.31% of the Issuer’s Common Stock based on 41,916,927 shares of common stock of the Issuer outstanding as of June 15, 2021. The Reporting Person has sole voting and dispositive power over all 6,000,000 shares owned by him.

The Reporting Person made the following sales of the following number of shares of the Issuer’s Common Stock in private transactions on the following dates for a price per share as follows:

Date of Sale	Number of Shares Sold	Price Per Share
April 26, 2019	60,000	$0.25
April 26, 2019	40,000	$0.25
May 16, 2019	500,000	$0.18
November 17, 2019	25,000	$0.80
November 17, 2019	25,000	$0.80
January 6, 2020	12,500	$0.80
February 6, 2020	8,000	$0.80
January 26, 2021	37,500	$0.40
January 27, 2021	6,250	$0.80

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.  Material to Be Filed as Exhibits.

Exhibit 99.1 Form of Restricted Stock Agreement for U.S. Persons under CEN Biotech Inc. 2017 Equity Compensation Plan.

Exhibit 99.2 Executive Employment Agreement, effective as of November 30, 2017, between Richard Boswell and CEN Biotech Inc.

Exhibit 99.3 Restricted Stock Agreement between CEN Biotech, Inc. and Richard Boswell dated April 2, 2021.

Exhibit No.	Description of Document

99.1

Form of Restricted Stock Agreement for U.S. Persons under CEN Biotech Inc. 2017 Equity Compensation Plan. (Incorporated by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K filed with the SEC December 5, 2017).

99.2	Executive Employment Agreement, effective as of November 30, 2017, between Richard Boswell and CEN Biotech Inc. (Incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the SEC December 5, 2017).

99.3

Restricted Stock Agreement between CEN Biotech, Inc. and Richard Boswell dated April 2, 2021. (Incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed with the SEC April 7, 2021).

*Filed herewith.

CUSIP No. 15130L104	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CEN BIOTECH, INC.

/s/ Richard Boswell
Richard Boswell

June 15, 2021